Arem Pacific Corporation 8040 E Morgan Trail ,Unit 18 Scottsdale Arizona 85258 USA Email: info@arempac.com Web: www.arempac.com

April 13, 2016

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Celeste M. Murphy

Legal Branch Chief

AD Office 11 – Telecommunications

Re:

Arem Pacific Corporation

Registration Statement on Form S-1

Filed December 18, 2015

File No. 333-207099

Dear Ms. Murphy:

Arem Pacific Corporation hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on Friday, April 15, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arem Pacific Corporation

/s/ Thomas Tang

By: Thomas Tang

Chief Executive Officer